EXHIBIT 11.1

	Three Months Ended September 30,		Nine Months Ended September 30,
	2007	2006	2007	2006
Net income (loss)	$(3,378)	$235	$113	$1,010

Net income (loss) per share – Basic:
Weighted average common shares – Basic	26,035,933	25,850,910	26,032,312	25,786,307

Net income (loss) per share – Basic	$(0.13)	$0.01	$—	$0.04

Net income (loss) per share – Diluted:
Shares used in computation:
Weighted average common shares – Basic	26,035,933	25,850,910	26,032,312	25,786,307
Dilutive effect of shares under employee stock plans	—	108,777	72,117	174,356
Weighted average restricted shares granted	—	232,500	292,914	216,933

Weighted average common shares – Diluted	26,035,933	26,192,187	26,397,343	26,177,596

Net income (loss) per share – Diluted	$(0.13)	$0.01	$—	$0.04